For:                         B+H Ocean Carriers Ltd.
From:                      Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI  02809

For Immediate Release

New York, New York, Friday, February 22, 2008

B+H Ocean Carriers Ltd. Announces Preliminary Unaudited Results for the Fourth Quarterly Period and Year Ending December 31, 2007

NEW YORK, NEW YORK, February 22, 2008. . . . B+H Ocean Carriers Ltd. (AMEX:  BHO) reported preliminary unaudited net income of $1.98 million for the year ending December 31, 2007 as compared to $18.8 million for the year ended December 31, 2006, and a loss of $440,000 for the three months ending December 31, 2007 as compared to income of $1.9 million for the three months ending December 31, 2006.  The Company noted that there were 6,866,614 shares outstanding as of December 31, 2007.  The Company stated that its EBITDA for the 2007 year was $40.9 million vs. $45.1 million for the 2006 year, and that for the three months ending December 31, 2007, it was $9.05 million vs. $10.1 million for the three months ending December 31, 2006.  The Company added that it would provide a comparative analysis of the reported results with prior periods when its audit was completed.

The Company said that it was presently converting two of its single-hull tankers to geared dry bulk carriers, with completion for both expected within June 30.  It added that one of the vessels has been committed to a three year Time Charter commencing upon completion of the conversion.  The Company said it was pleased with the progress of these two conversions but added that the changeover from double-hull tanker conversions to dry cargo would increase the conversion offhire by an estimated 90 to 100 days for each vessel.  This offhire significantly impacted the 4Q results, the Company said.  It added that it intends to carry out a dry cargo conversion on a third single-hull tanker, commencing in May.  The Company noted that the large number of offhire days that will be incurred for these three dry cargo conversions will have a significant negative impact on revenues in the first three quarters of 2008.

The Company announced that it had contracted to sell two vessels, SACHUEST and ACUSHNET for fairly prompt delivery to the buyers.  It added that while it considered the sale of SACHUEST to be a correct decision, the price was lower by an estimated $10 million than it would have been if the Company had not extended the Time Charter on the vessel by 12 months, to March 2009, last summer.  The Company noted that its conservative approach of having extensive fixed rate employment on much of its fleet has, over the past 24 months, largely prevented the Company from enjoying the benefits of the unprecedented run up in dry cargo rates.

The Company added that last summer, it had also extended Time Charter employment on five of its OBO’s, each by 12 months.  As a result, the Charter expirations of these vessels are now: three in 1Q 2011, one in 3Q 2011 and, one in 3Q 2009.

The Company noted that it had completed the conversion of a total of four single-hull MR Product Tankers to IMO II / III Product Chemical Carriers, now trading in vegetable oils and petroleum products.  No more of this type of conversion are presently planned.  The Company’s fleet currently consists of sixteen vessels: four Medium Range IMO II / III Product/Chemical Carriers, seven combination carriers of which one is contracted for sale, one Panamax Product Tanker, one Panamax Product Tanker under conversion to a Supramax Dry Bulk Carrier, and three MR Product Tankers, of which one is under conversion to a Handysize Dry Bulk Carrier and one is awaiting delivery to a buyer.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels.  Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees.  EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s 2006 Annual Report on Form 20F and previous announcements, access the Company’s website:  www.bhocean.com.

Company contact:                John LeFrere
917.225.2800